Exhibit 99.12

Bitfarms Announces the Appointment of a New Director and Provides Notice
of Release of 2019 Annual Financial Statements

Toronto, Ontario and Brossard, Québec (April 17, 2020) – Bitfarms Ltd. (“Bitfarms” or the “Company”) is pleased to announce that effective as of April 16, 2020, Mr. Brian Howlett has been appointed as a director of Bitfarms, filling a vacancy on the Board of Directors.

Mr. Howlett is a graduate from Concordia University and is a Chartered Professional Accountant (“CPA, CMA”) with over thirty years of experience in senior financial and management roles. Mr. Howlett has served as senior officer and director of numerous public companies over his career. He currently serves as President and CEO of Canadian Orebodies Inc. and CR Capital Corp., and he is a director of Nighthawk Gold Corp. and Dundee Sustainable Technologies Inc.

Release of 2019 Financial Results

Bitfarms also announces it will release its annual 2019 results on Wednesday April 29, 2020 prior to market open.

The Company’s senior management will be hosting a webcast presentation at 10:00 AM EDT on April 29, 2020 to discuss Bitfarms financial and operating results. To view the webcast presentation, please register using the following link:

https://onlinexperiences.com/Launch/QReg/ShowUUID=5A867099-4608-42CB-A1F4-23B9E0732B36

The financial results and presentation will also be available on our website at www.bitfarms.com

About Bitfarms Ltd.

The Company owns and operates computing centres that power the global decentralized financial economy. Bitfarms provides computing power to cryptocurrency networks such as Bitcoin, earning fees from each network for securing and processing transactions. Powered by clean and competitively priced hydroelectricity, Bitfarms operates 5 computing centres in Québec, Canada. Bitfarms’ experienced management team includes industrial- scale data centre operators and capital markets professionals, focused on building infrastructure for the future by developing and hosting the ecosystem growing around blockchain-based technologies.

For investor inquiries, please contact:

Ryan Hornby
Executive Vice President and General Counsel
+1.647.619.7804

For media inquiries, please contact:

Marc Duchesne
+1.514.277.3508
marc@ryanap.com

To learn more about Bitfarms’ events, developments and online communities:

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/
Website: www.bitfarms.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about estimates, projections, future plans and objectives of the Company are forward-looking statements.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward- looking information. The forward-looking statements contained in this press release are made as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.